BOULDER CAPITAL OPPORTUNITIES, INC.
192 Searidge Court
Shell Beach, CA 93449


Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

*******

INTRODUCTION

      This Information Statement is being mailed on or before June 25, 1999, to holders of record on June 18, 1999, of shares of Common
Stock ("Common Stock") of Boulder Capital Opportunities, Inc., a Colorado corporation (the "Company") in connection with an anticipated change in all members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

      The Company was formed as a "blind pool" or "blank check" company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

      This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

      On June 25, 1999, the Company and certain of its shareholders, including its principal shareholders, entered into a Reorganization and Stock Purchase Agreement (the "Reorganization Agreement") with Stan
Lee Media, Inc., a Delaware corporation ("SLMI") and Robert Bryan ("RGB"), pursuant to which (i) the Company shall complete a 2.5:1 forward split of its currently issued and outstanding common stock, thereby increasing the number of issued and outstanding shares of common stock from 1,010,000 to 2,525,000; (ii) the Company shall issue 8,500,000 shares of its common stock in exchange for all of the issued and outstanding common stock of SLMI; (iii) certain designated persons shall purchase 1,713,450 shares of the Company's common stock from current holders thereof; (iv) Zacco Equities, Ltd. shall purchase 150,000 shares of the Company's common stock from current holders thereof; and (v) RGB and/or assigns shall purchase 165,375 shares of the Company's common stock from current holders thereof.

      Following completion of the transactions contemplated by the Reorganization Agreement and the Stock Purchase Agreement, SLMI will be a wholly-owned subsidiary of the Company and will have a total of 11,025,000 shares of common stock issued and outstanding. Current shareholders of the Company will own 496,175 shares, or approximately
4.5% of the issued and outstanding common stock, and there will be a change in control of the Company. The current shareholders of SLMI and/or their assigns will own 8,500,000 shares, or approximately 77.1% of the issued and outstanding common stock of the Company, and accordingly will be in a position of control. In addition, non-affiliated persons of the Company and SLMI who are Purchasers under the Stock Purchase Agreement will own a total of 1,713,415 shares, or approximately 16.9% of the issued and outstanding common stock of the Company.

      In conjunction with completion of the transactions contemplated by the Reorganization Agreement, the Company will seek consent from all shareholders to an amendment of its articles of incorporation changing its name to Stan Lee Media, Inc. In addition, the current directors and officers of the Company will resign, the out-going directors will appoint successors designated by SLMI, and the new directors will appoint new executive officers.

      Following completion of the transaction contemplated by the Reorganization Agreement, SLMI will continue to conduct its existing business activities as a wholly-owned subsidiary of the Company. These activities include deploying the global brand, intellectual property development capabilities and goodwill of comic book publisher Stan Lee to the Internet, as well as other new media and traditional media platforms. SLMI intends to engage in e-commerce through product and merchandise sales, on-line publishing, gaming, distance learning, financial services, sponsorships, co-branding, advertising, product placement and endorsements.

      It is the intention of the parties to complete closing under the Reorganization Agreement as soon as reasonably possible, but in any event no later than July 14, 1999. However, the obligations of the parties to consummate the transactions contemplated by the
Reorganization Agreement and the Stock Purchase Agreement are subject
to the satisfaction of certain conditions.   One such condition is
compliance with all applicable securities laws and with applicable rules of the Securities and Exchange Commission including, but not limited to, Rule 14f-1 which requires the Company to provide not less than 10 days prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors. There is no assurance that the transactions contemplated by the Reorganization Agreement will be completed because there is no assurance that the parties will satisfy all of the conditions for closing in a timely manner.

MANAGEMENT

      The directors and executive officers currently serving the Company are as follows:

Name                    Age         Positions Held and Tenure
Mark A. DiSalvo         48          President and Director


Biographical Information

Mark DiSalvo is currently self-employed as a business consultant, providing consulting services relating to mergers and acquisitions. Mr. DiSalvo is the President of the Company.
Mr. DiSalvo has also been engaged in the securities business in various capacities from 1984 to the present. Mr. DiSalvo served as President, Chairman of the Board of Directors, Chief
Executive Officer, Treasurer and Secretary of SITEK, Incorporated, a publicly traded development stage company (formerly Dentmart Group, Ltd.) from March, 1997 to July
1998.  He is the husband of Leah DiSalvo.

   Leah DiSalvo is the Secretary of the Company. Mrs. DiSalvo has worked with her husband, Mark A. DiSalvo, in the securities business in various capacities from 1984 to the present.

      The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

      The Company's board of directors has not held any formal meetings during the fiscal year ending April 30, 1999.

Compliance With Section 16(a) of the Exchange Act.

   To the best knowledge and belief of the Company, its officers, directors and principal shareholders who are required to comply with Section 16(a) of the Exchange Act did not file a report on Form 5 within 45 days after April 30, 1999 (the end of the preceding fiscal year). However, to the best knowledge and belief of the Company, all such officers, directors and principal shareholders will make a late filing on Form 5, Annual Statement of Changes in Beneficial Ownership, subsequent to the date of filing of this report on Form 14F by the Company.

           DESIGNEES OF SLMI AS COMPANY DIRECTORS
                   AND EXECUTIVE OFFICERS

      The following table sets forth the name, age and position of each of the persons expected to be designated by SLMI to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the transactions contemplated by the Reorganization Agreement:

Name                          Age               Position
Stan Lee                      75                Chairman

Devendra Mishra               54                President
                                                & Director

Gill Champion                 56                Vice President
                                                & Director

Andrea Freitag                27                Secretary, Director

Stephen Gordon                49                Treasurer


Biographical Information

Stan Lee, Chairman and Chief Creative Officer

Mr. Lee is the Chairman and Chief Creative Officer of SLMI. Mr. Lee is the Chairman Emeritus of Marvel Media and a member of the Editorial Board of Marvel Comics. He co-created the well known comic book characters Spider-Man, The Incredible Hulk, X-Men, The Fantastic Four, Iron Man, Daredevil, Silver Surfer and Dr. Strange among many others. Mr. Lee has also written more than a dozen best-selling books for Simon & Schuster, Harper & Row and other major publishers. In
1981 Mr. Lee was the creative head of Marvel's new cinematic venture, transforming Spider-Man and The Hulk into Saturday morning cartoons. When Marvel Comics and Marvel Productions were acquired by New
World Entertainment in 1986, Mr. Lee was involved in the creation and development of live-action products for both movies and television. He supervised animated series including The X-Men, Captain America, Spider Man and The Hulk. He also created a number of new animated concepts for network and syndication, including Mudball McBear, Super Goose, The Mysteries of Sally Turner, The Littlest Dinosaur, and Tender Hearts.

Devendra Mishra, President and Director

Mr. Mishra is the President and a Director of SLMI. He is a 20-year veteran of the worldwide entertainment, distribution, and multimedia industries and has served multiple Fortune 500 companies as a senior executive. From 1994-1996, Mr. Mishra was President and Chief
Executive Officer of Multifoods billion dollar, independently-owned, specialty distribution subsidiary VSA, Inc., after having served as the President of Worldwide New Media, Distribution Services, and New
Ventures at Technicolor, Inc. He launched Technicolor Entertainment Services, a state-of-the-art, physical distribution business to supply movie prints to theaters in the United States. He also engineered and put into production an "Optical Media Manufacturing Facility." From 1986 to 1992, Mr. Mishra held senior management positions at LIVE Entertainment, a diversified supplier, wholesaler, and retailer of home video, music, and personal computer software, and eventually served as its President and Chief Operating Officer. Mr. Mishra operationally launched the Teenage Mutant Ninja home video and he had retail management responsibility for Strawberries Records and Tapes in the Northeast. At the same time he was the Managing Director of VCL-
Carolco, a leading home video company in Germany that he helped acquire in 1989.

Prior to 1986, Mr. Mishra was Vice President of the $900,000,000 worldwide manufacturing and distribution operations of RCA-Ariola
Records. During his tenure, he integrated manufacturing and distribution of music of RCA and Ariola around the world, while implementing the revolutionary "Hits-Catalog Distribution" in the United States.

Gill Champion, Vice President and Director

Mr. Champion is Vice President and a Director of SLMI. He has 20 years of executive experience in global entertainment, marketing, retail, and licensing industries. He was Chief Financial Officer and Vice President of Mirage Holdings, Inc., a private company that went public in 1998. There he originated the concept, design, and application for Virtual Mart and Showroom, an apparel, home furnishings, and accessories Internet site. Concurrently, Mr. Champion was the production executive on the motion picture "Jinnah". Mirage Holdings also acquired a majority in NetSol, a Southeast Asian software development company.

From 1990 to 1997, Mr. Champion was Chief Executive Officer of
American CinemaStores, Inc., a private company that went public in 1994. He was elected Chairman in 1994 and opened 42 mini-stores in shopping malls and over a hundred kiosks in entertainment venues with licensed-related apparel and merchandise. Establishing the American
Cinema Industries licensing division, he created original apparel designs, and marketing strategies for the official lines of Baywatch, the CBS cartoon Hyperman, the film Miracle on 34th Street, and the initial Forest Gump apparel license. On a global scale, he was responsible for both domestic and international sales strategies and distribution, for licensed entertainment products.

From 1985 to 1989, Mr. Champion was Vice President of Reel
Treasures, Inc., in Dallas, Texas. The company licensed technology pivotal in the production process of television commercials and movie production enabling previously-filmed foreground shots to be seen through the lens while constructing background shots.

From 1981-1984, Mr. Champion was Vice President of Gaylord Broadcasting and in charge of new projects. He oversaw 15 episodes of Faerie Tale in association with Shelly Duval and Showtime; the feature film Man Woman and Child distributed by Paramount, starring Martin Sheen and Blyth Danner; plus a variety of feature films and television shows made for Spanish T.V.
At Producer Circle Co., he was Vice President of Production from 1976 to 1981. The Company's Broadway shows included Norman Conquests, Sweeney Todd, On the Twentieth Century, Crimes of the Heart, and Chicago. Additional film credits include Boys from Brazil, The Shining and Fort Apache the Bronx.

Andrea Freitag, Secretary and Director

Andrea L. Freitag is the Secretary and a Director of SMLI. She has career experience in multimedia publishing and distribution as the Founder and President of TLS Multimedia, Inc. of Montreal and
President and Director of Global Language Solutions, a global leader in language acquisition products and training. While residing in Montreal, Canada, Andrea utilized a post graduate legal education to enter the corporate sector as Founder of the Canadian licensee of 112 Interactive's "The Language Solution" language acquisition products and services.
She subsequently relocated to Los Angeles, California in 1997, when she joined the Board of Directors of Global Language Solutions, Inc., and was subsequently appointed President, with the responsibility of coordinating all global marketing and distribution activities. Ms. Frietag joined Stan Lee Entertainment Inc. in October, 1998, as corporate
Secretary and member of the Board of Directors.

Stephen Gordon, Treasurer

Mr. Gordon is the Treasurer of SLMI. He has 27 years of experience in corporate management and finance. In 1972, he co-formed Gordon
& Associates, Inc., a market maker of precious metals, coins, bars, and other related materials. He then became a consultant to American Coin Company, where he innovated a marketing strategy and dealer network to distribute the U.S. Mint's new American Eagle Gold Coin series.

From 1988-92, he was a financial workout consultant to various small to medium sized companies. In 1992, he was one of the founders of Gourmet Group, Ltd., a nationwide network of sales representatives who distributed Hershey's sports line of chocolates and Le Cordon Bleu (a French gift line of gourmet food products). He later founded Trumpets Gourmet Teas. Mr. Gordon attended California State University at Northridge.


SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
OWNERS AND MANAGEMENT

      As of June 25, 1999, the Company had a total of 2,525,000 shares of Common Stock issued and outstanding (giving effect to the 2.5:1 forward split contemplated by the Reorganization Agreement).
The following table sets forth, as of June 25, 1999, the number of shares of Common Stock currently owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group. The table also reflects the number of shares which are expected to be owned by such persons following completion of the transactions contemplated by the Reorganization Agreement.

                        Number of Shares              Percent of
                        Owned Beneficially            Class Owned
Name and                            After                   After
Address                 Current     Reorg.      Current     Reorg.

Mark DiSalvo
192 Searidge Court
Shell Beach, CA 93449   925,000     400,000     36.63%      3.63%
                        <F1>

Santina Aness           250,000          0       9.90%      0
9554 Via Solerno
Burbank, CA 91504

Alissa DiSalvo          250,000           0      9.90%      0
821 Cliff Drive
Santa Barbara, CA 93109

Matthew DiSalvo         250,000           0      9.90%      0
192 Searidge Court
Shell Beach, CA 93449

Robert Greenspan        250,000           0      9.90%      0
400 Corporate Point
Suite 560
Culver City, CA 90230

Robert M. Kern          250,000     13,650       9.90%      .12%
23676 Blythe Street
West Hills, CA 91304

Robert Soehngen          165,000          0     6.53%       0
2434 Vine Place
Boulder, CO 80304

All current directors
and executive officers
(1 person)              925,000     400,000      36.63%     3.63
                        <F1>

<F1> Includes 675,000 shares owned by California Brokerage
Services, Inc., of which Mr. DiSalvo may be deemed to be the beneficial owner. Mr. DiSalvo is an officer and director of the Company.

SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL
OWNERS AND MANAGEMENT

      The following table sets forth, as of the date of completion of the transactions contemplated by the Reorganization Agreement, the number of shares of Common Stock expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding Common Stock of the Company and all expected future officers and directors as a group.

                              Number of Shares        Percent
Name and Address              Owned Beneficially      of Class

Stan Lee<F1>                     3,600,000                32.65%

Andrea Freitag<F2>               2,700,000                24.49%

Gill Champion                       50,000                  .45%

Devendra Mishra                     50,000                  .45%

Zacco Equities, Ltd.
P.O. Box 116
Road Town Tortola
British Virgin Islands

All directors and
executive officers as
a group (___ in number)              6,400                58.05%

<F1>  Includes 3,600,000 shares held in the name of the Stan and Joan Lee
Intervivos Trust.
<F2>  Includes 2,700,000 shares held in the name of P.F.P. Family Holdings,
L.P.


EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT
No current officer or director has received any other remuneration or compensation from the Company. See Certain
Relationships and Related Transactions below.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Under the terms of the Reorganization Agreement and related agreements, Mark DiSalvo, who is a director, officer and principal shareholder of the Company, will receive compensation for his shares and a consulting fee from Zacco Equities, Ltd. totaling approximately $200,000.

Legal Proceedings

      The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the
Company in reference to pending litigation.
*******


      THIS INFORMATION STATEMENT IS PROVIDED TO YOU
FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
PART IS SOUGHT OR REQUIRED.


                               June 25, 1999